MORGAN LEWIS

JOHN J. O'BRIEN
Partner
+1.215.963.4969
john.obrien@morganlewis.com

November 9, 2017

FILED AS EDGAR CORRESPONDENCE

Alison White, Esq.
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:  The Community Development Fund (File Nos. 333-206012 and 811-23080)
     -------------------------------------------------------------------

Dear Ms. White:

On behalf of our client, The Community Development Fund (the "Fund"), this letter responds to the comment you provided on behalf of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") via telephone on November 3, 2017, regarding the Fund's preliminary proxy statement on Schedule 14A and related materials (together, the "Proxy Materials"), which were filed with the SEC on behalf of the Fund pursuant to the Securities Exchange Act of 1934, as amended, and the Investment Company Act of 1940, as amended (the "1940 Act"), on October 27, 2017. Below, we have briefly summarized your comment, followed by our response based on information provided by Community Development Fund Advisors, LLC (the "Adviser"). Capitalized terms not defined herein should be given the meaning provided in the Proxy Materials.

1. COMMENT. Please state the name, address and principal occupation of the principal executive officer and each director or general partner of the Adviser.

     RESPONSE. In response to your comment, this information has been included in the Fund's DEF-14A filing.

                            * * * * * * * * * * * *

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-4969.

Very truly yours,

/s/ John J. O'Brien
-------------------
John J. O'Brien





                               MORGAN, LEWIS & BOCKIUS LLP

                               1701 Market Street
                               Philadelphia, PA 19103-2921     T +1.215.963.5000
                               United States                   F +1.215.963.5001